CUSIP No. 19243A 104	13D	Page 1 of 13 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Cogentix Medical, Inc.

(Name of Issuer)

Common Stock. $0.01 par value

(Title of Class of Securities)

19243A 104

(CUSIP Number)

Uri Geiger

Accelmed Growth Partners, L.P.

6 Hachoshlim Street, 6th Floor, Herzliya Pituach, Israel 46120

(011-972-9-788-5599)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A 104	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 60,349,579 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., outstanding as of November 3, 2016, as provided by Cogentix Medical, Inc.

CUSIP No. 19243A 104	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 60,349,579 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., outstanding as of November 3, 2016, as provided by Cogentix Medical, Inc.

CUSIP No. 19243A 104	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (AGP) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 60,349,579 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., outstanding as of November 3, 2016, as provided by Cogentix Medical, Inc.

CUSIP No. 19243A 104	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 60,349,579 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., outstanding as of November 3, 2016, as provided by Cogentix Medical, Inc.

CUSIP No. 19243A 104	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon 60,349,579 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., outstanding as of November 3, 2016, as provided by Cogentix Medical, Inc.

CUSIP No. 19243A 104	13D	Page 7 of 13 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”) of Cogentix Medical, Inc. (the “Issuer”) having its principal executive offices at 5420 Feltl Road, Minnetonka, MN 55343.

Item 2. Identity and Background.

This statement is being filed by:

(a)    Accelmed Growth Partners, L.P. (the “Fund”);

(b)    Accelmed Growth Partners (GP), L.P. (the “GP”);

(c)    Accelmed Growth Partners (AGP) Ltd. (the “GPGP”);

(d)    Accelmed Growth Partners Management Ltd. (the “Management Company”); and

(e)    Uri Geiger, the controlling member and managing partner of the GPGP and the controlling shareholder and managing partner of the Management Company.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The address of the principal business office of the Reporting Persons is Accelmed Growth Partners, L.P., 6 Hachoshlim Street, 6th Floor, Herzliya Pituach, Israel 46120.

The principal business of the Fund is to invest in medical device companies. The principal business of the GP is to act as the sole general partner of the Fund. The principal business of the GPGP is to act as the sole general partner of the GP. The principal business of the Management Company is to manage the Fund. The principal business of Uri Geiger is to manage the Fund and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding or have been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 19243A 104	13D	Page 8 of 13 Pages

The Fund and the GP are Cayman Island exempted limited partnerships. The GPGP and the Management Company are Cayman Island private limited companies. Uri Geiger is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Fund purchased 16,129,033 shares (the “Shares”) of Common Stock at $1.55 per share, for an aggregate purchase price of $25 million pursuant to the Purchase Agreement (as defined below). The Purchase Agreement is more particularly described below under Item 4 of this statement.

The working capital of the Fund was the source of the funds for the Shares. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4. Purpose of Transaction.

The Fund acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

The Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Fund on September 7, 2016. Pursuant to the terms of the Purchase Agreement, the Fund purchased the Shares from the Issuer (the “Share Issuance”) on November 3, 2016 (the “Closing Date”).

In connection with the Purchase Agreement, on September 7, 2016, the Issuer and Lewis C. Pell (“Pell”) entered into a note exchange agreement (the “Note Exchange Agreement”). Pursuant to the terms of the Note Exchange Agreement, the Issuer and Pell agreed to convert into shares of Common Stock all of the outstanding principal amount and accrued interest on certain notes held by Pell (the “Notes”). Under the terms of the Note Exchange Agreement, the entire outstanding principal amount and all accrued interest on the Notes was converted into 17,688,423 shares of Common Stock at a price per share of $1.67 on the Closing Date. Also pursuant to the Note Exchange Agreement, all of the outstanding warrants held by Pell (the “Warrants”), entitling Pell to purchase shares of Common Stock, were cancelled on the Closing Date.

In connection with the Purchase Agreement and the Note Exchange Agreement, on September 7, 2016, the Fund and Pell entered into a voting agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, each of the Fund and Pell agreed to vote their shares of the Issuer’s Common Stock for the other party’s nominees to the Issuer’s board of directors (the “Board”) and each of the Fund and Pell are entitled to nominate two directors. Uri Geiger and Nachum Shamir, the initial nominees of the Fund, were appointed as members of the Board on November 3, 2016, upon the closing of the Share Issuance. The initial nominees of Pell were Pell and Howard Zauberman, who were incumbent directors of the Issuer prior to the closing of the Share Issuance. As a result of the Share Issuance and the transactions contemplated by the Note Exchange Agreement (the “Transactions”), the Fund and Pell own or control a majority of the outstanding Common Stock. As a result of the Voting Agreement, the Issuer qualifies as a “Controlled Company” under Nasdaq Rule 5615(c)(2), and is therefore exempt from certain corporate governance requirements under the Nasdaq Rules.

CUSIP No. 19243A 104	13D	Page 9 of 13 Pages

In addition, in connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Fund and Pell on the Closing Date, pursuant to which the Issuer agreed, upon demand by the Fund, to file a registration statement with the SEC covering the resale of the shares issued pursuant to the terms of the Purchase Agreement and the Note Exchange Agreement.

Also under the Purchase Agreement, the Issuer agreed that following the Closing Date and upon demand by the Fund, the Issuer will take all corporate actions necessary (including taking commercially reasonable efforts to obtain stockholder approval) to amend and restate the (i) Amended and Restated Bylaws of the Issuer and (ii) the Amended and Restated Certificate of Incorporation of the Issuer.

The foregoing descriptions of the Purchase Agreement, Note Exchange Agreement, the Voting Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the agreements, copies of which are filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D, each of which is incorporated by reference into this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)    Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 19243A 104	13D	Page 10 of 13 Pages

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    The Fund is the record owner of the Shares. As the sole general partner of the Fund, the GP may be deemed to own beneficially the Shares. As the sole general partner of the GP, the GPGP may be deemed to own beneficially the Shares. The Management Company may be deemed to own beneficially the Shares pursuant to a management agreement between the Fund and the Management Company. As the controlling member and managing partner of the GPGP and as the controlling shareholder and managing partner of the Management Company, Uri Geiger may be deemed to own beneficially the Shares.

Each Reporting Person disclaims beneficial ownership of the Shares, other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of Such Reporting Person’s cover sheet. Such percentage was calculated based on 60,349,579 shares of Common Stock reported to be outstanding immediately after the Transactions.

(b)    Regarding the number of shares as to which such person has:

(i)      sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)     shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)    sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)    shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)    Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

CUSIP No. 19243A 104	13D	Page 11 of 13 Pages

Item 6. Contracts. Arrangements. Undertakings or Relationships with Respect to Securities of the Issuer.

See Items 3, 4 and 5 above and Item 7 below, all of which are incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

1.	Joint Filing Agreement, dated November 9, 2016, by and among the Reporting Persons.

2.	Securities Purchase Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Cogentix Medical, Inc., filed with the Securities and Exchange Commission on September 7, 2016)

3.	Note Exchange Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of Cogentix Medical, Inc., filed with the Securities and Exchange Commission on September 7, 2016)

4.	Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of Cogentix Medical, Inc., filed with the Securities and Exchange Commission on September 7, 2016)

5.	Registration Rights Agreement, dated November 3, 2016, by and among Cogentix Medical, Inc., Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Cogentix Medical, Inc., filed with the Securities and Exchange Commission on November 4, 2016)

CUSIP No. 19243A 104	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2016

ACCELMED GROWTH PARTNERS, L.P.

By:	Accelmed Growth Partners (GP), L.P.
By:	Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (GP), L.P.

By:	Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (AGP) LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS MANAGEMENT LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

/s/ Uri Geiger
Uri Geiger